Tuesday 31st July 2012

National Grid plc (‘the Company’)

AGM poll results

Yesterday, 30th July 2012, the Company held its 2012 Annual General Meeting (“AGM”).

The results of the AGM resolutions, all decided by way of poll, are set out below:

Resolution		Details	For (% of shares	Against (% of
			voted)	shares voted)
1		To receive the Annual Report and Accounts	99.70	0.30

2		To declare a final dividend	99.91	0.09

3		To elect Sir Peter Gershon	98.28	1.72

4		To re-elect Steve Holliday	98.85	1.15

5		To re-elect Andrew Bonfield	98.95	1.05

6		To re-elect Tom King	98.88	1.12

7		To re-elect Nick Winser	98.94	1.06

8		To re-elect Ken Harvey	98.49	1.51

9		To re-elect Linda Adamany	99.43	0.57

10		To re-elect Philip Aiken	95.54	4.46

11		To elect Nora Brownell	99.44	0.56

12		To elect Paul Golby	99.43	0.57

13		To elect Ruth Kelly	99.32	0.68

14		To re-elect Maria Richter	99.43	0.57

15		To re-elect George Rose	98.27	1.73

16		To reappoint the auditors PricewaterhouseCoopers LLP	99.22	0.78

17		To authorise the Directors to set the auditors’ remuneration	99.34	0.66

18		To approve the Directors’ Remuneration Report	93.74	6.26

19		To authorise the Directors to allot ordinary shares	79.63	20.37

20	*	To disapply pre-emption rights	99.03	0.97

21	*	To authorise the Company to purchase its own ordinary shares	99.27	0.73

22	*	To authorise the Directors to hold general meetings on 14 clear days’ notice	87.67	12.33

23	*	To amend the existing Articles of Association	99.46	0.54

* Special resolution

As required by the FSA Listing Rules, copies of AGM resolutions numbers 19-23 will be made available for inspection from the National Storage Mechanism, situated at: www.hemscott.com/nsm.do

The complete poll results and details of proxy votes lodged before the meeting will be available shortly on the Company’s website
www.nationalgrid.com/corporate/Investor+Relations/AGMInformation/2012/